HARMONY TURBINES, INC.

Vertical axis wind turbine design that could become the new global standard!


We now
have the
power...

harmonyturbines.com Lebanon PA

Infrastructure | Technology | Social Impact | Lifestyle | Tech

Highlights

1. Patented furling design with capabilities never before seen in wind turbines
2. Disruptive technology allows us to safely capture wider range of wind for greater ROI
3. Virtually untapped market with hundreds of millions of customers
4. Affordable straight-forward design that is beautiful, silent and powerful
5. Turbine automatically reduces diameter in high winds while still producing max power output
6. Easy to maintain units with no dangerous climbing
7. Sizes to fit all budgets 1, 3, 5 & 8kW as well as recreational sizes are in the works
8. No danger to wildlife

Our Team



Christopher Moore President / CEO

Entrepreneur, inventor, tinkerer working with Clean Energy technologies for over 20 years doing everything that I can to make the world and our lives better than they are today. ...Challenges never scare me; closed-minded people scare me!

> I started Harmony Turbines because I wanted to help ensure that we left our planet in better shape than we found it. Mass adoption of residential wind power generation will help eliminate our need for fossil fuels! Let's help each other and our precious planet at the same time! Challenges never scare me; closed-minded people scare me!



Cheryl Moore Treasurer

20+ years office, Human Resources and IT and analytics experience. Masters Degree in Information Systems, with a Bacherlors Degree in Human Resources Management.



Ezra Smith Intern - Machining and fabrication

As a mechanical engineering student with a background in robotics, Ezra has been working to both expand and apply his knowledge of manufacturing and industrial practices. Of note is his work with the CNC machines at Harmony Turbines.

SEE MORE

Residential wind turbines finally make sense!





Harmony Turbines was born from the desire to create a simple, efficient and affordable residential wind turbine that could meet the needs of most homeowners. Our goal was to develop a product that could achieve mass adoption in the residential marketplace by addressing the deficiencies that are often overlooked by the products currently on the market today. Christopher Moore, Founder of Harmony Turbines, has been doing Clean Energy R&D since 1998. He never wanted to be rich or famous; only to simply do his one small part in helping to make the world a better place.





Our workshop is always open to those with an open mind, willing to learn and grow. Chris has done many school science presentations over the years, trying to help expose our younger generation to the possibilities that science and engineering have to offer. Harmony Turbines continues that tradition today with our intern program.



Over the years Chris did a lot of work with open source projects on his **OUPower.com** website, where he was conducting research on Pulse Motors, Electromagnetics, Gravity Engines, HHO (Hydroxy), PMM (Permanent Magnet Motors) and other assorted things. He documented all of his designs so that others could replicate his findings. It was a great base for the work he would be doing later in life. That website still exists today as a living archive and testament to the early Clean Energy work (thousands of hours) that Chris and many others did over the 12 or so years that OUPower.com was active.


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In 2017 Chris began focusing on the patent work for his Harmony Vertical Axis Wind Turbine design. He had the idea for the invention back in 2010 or 2011 but lacked the CAD design and 3D printing skills to do much more than cardboard models and pencil sketches. Once Chris became proficient at CAD design and 3D printing, prototyping his ideas became much easier and Harmony VAWT was born!





Today you can go to our **YouTube Channel** and pick from over 100 videos chronicling the development of **Harmony Turbines** as well as earlier projects that Chris worked on in his own time.



"I have a LOT of other inventions and designs to develop as I try to fulfill my part, to make our world and our lives, something better than they are today. Harmony is just the tip of that iceberg; it's my flagship product toward turning that dream into a reality! -Won't you please join us in that effort!" - Christopher Moore, Founder/CEO Harmony Turbines